SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                            [GRAPHIC OMITTED - LOGO]

                               COMCAST CORPORATION


(Mark One):

 X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
---   1934.
      For the fiscal year ended December 31, 2001.

                                       OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
---   OF 1934.
      For the transition period from _________ to ________

Commission file number 0-6983
                       ------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      THE COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Comcast Corporation
      1500 Market Street
      Philadelphia, PA 19102-2148

                         COMCAST CORPORATION RETIREMENT-
                         INVESTMENT PLAN

                         Financial Statements as of
                         December 31, 2001 and 2000 and for each of the Three Years in the Period Ended December 31, 2001; Supplemental Schedule as of December 31, 2001;
                         and Independent Auditors' Report

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

TABLE OF CONTENTS
--------------------------------------------------------------------------------



                                                                          Page
                                                                          ----

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

     Statement of Net Assets Available for Benefits as of
         December 31, 2001 and 2000                                          2

     Statement of Changes in Net Assets Available for Benefits
         for the Years Ended December 31, 2001, 2000 and 1999                3

     Notes to Financial Statements                                        4-11

SUPPLEMENTAL SCHEDULE:

     Schedule H - Line 4i - Schedule of Assets Held for
         Investment Purposes as of December 31, 2001                        12

INDEPENDENT AUDITORS' CONSENT                                               13

SIGNATURE                                                                   14

INDEPENDENT AUDITORS' REPORT

Plan Administrator
Comcast Corporation Retirement-Investment Plan
Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Comcast Corporation Retirement-Investment Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the related changes in net assets available for benefits for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes (Schedule H - Line 4i) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 24, 2002

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------




                                                           December 31,
                                                    2001                  2000
                                               --------------        ---------------
ASSETS:
   Cash                                          $      1,171           $    777,957
   Investments, at fair or contract value         325,997,666            336,926,203
   Loans receivable from participants              10,308,475              9,620,740
                                               --------------        ---------------

NET ASSETS AVAILABLE FOR BENEFITS                $336,307,312           $347,324,900
                                               ==============        ===============



See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------



                                                                         Years Ended December 31,
                                                                 2001              2000             1999
                                                            ---------------  ----------------  ---------------
(DEDUCTIONS) ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized (depreciation) appreciation
       in fair value of investments                           $ (41,201,054)    $ (52,351,113)   $  84,771,033
     Interest and dividends                                       7,045,383        14,403,290        8,232,242
                                                            ---------------  ----------------  ---------------
                                                                (34,155,671)      (37,947,823)      93,003,275
                                                            ---------------  ----------------  ---------------
   Contributions:
     Employee                                                    43,818,758        26,802,014       18,519,160
     Employer                                                    16,126,286        10,145,463        7,701,672
     Rollovers from merged plans (Note 2)                                          17,298,499       54,633,073
                                                            ---------------  ----------------  ---------------
                                                                 59,945,044        54,245,976       80,853,905
                                                            ---------------  ----------------  ---------------

                                                                 25,789,373        16,298,153      173,857,180
                                                            ---------------  ----------------  ---------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants or beneficiaries                36,806,961        29,427,065       24,659,096
                                                            ---------------  ----------------  ---------------
                                                                 36,806,961        29,427,065       24,659,096
                                                            ---------------  ----------------  ---------------

Net (decrease) increase                                         (11,017,588)      (13,128,912)     149,198,084

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                            347,324,900       360,453,812      211,255,728
                                                            ---------------  ----------------  ---------------
   End of year                                                $ 336,307,312     $ 347,324,900    $ 360,453,812
                                                            ===============  ================  ===============


See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Comcast Corporation Retirement-Investment Plan (the "Plan") are presented using the accrual basis of accounting. Investments in mutual funds and the Comcast Stock Fund are carried at fair value. Fair value is determined by the last sale or closing price as of the last trading day of the Plan year for investments in securities traded on a securities exchange or the Nasdaq National Market. Investment contracts, which are included in the Comcast Stable Value Fund, are fully benefit-responsive and are carried at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Loans receivable from participants are valued at cost which approximates fair value. Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. All costs associated with administering the Plan are paid or incurred by Comcast Corporation ("Comcast," the "Company" or the "Plan Administrator").

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.    PLAN DESCRIPTION

      General
      -------

      The following description of the Plan provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan's provisions. Copies of these documents are available from the Plan Administrator.

      The Plan is a defined contribution plan qualified under Internal Revenue Code (the "Code") Sections 401(k), 401(a) and 401(m). The original Plan has been amended and restated to reflect mergers of other plans with and into the Plan and to make certain other technical, compliance and design changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      During 1999, the Plan was amended to allow an employee to become eligible for participation in the Plan upon completion of 91 days of service, as defined in the Plan, and to participate in allocations of employer matching contributions under the Plan after completion of one year of service. Prior to July 1, 1999, an employee was eligible for both participation and employer matching contributions upon completion of one year of service.

      Each eligible employee may direct the Company to make contributions to the Plan of any whole percentage from 1% through 17% of their compensation, subject to certain limits imposed by the Code. For the two years ended December 31, 2000, the Company matched 100% of the participant's contribution up to 1% of the participant's compensation for such payroll period, and 50% of the participant's contribution in excess of 1% of the participant's compensation for such payroll period, up to a maximum total matching contribution of 3.5% of the participant's compensation.

      Effective January 1, 2001, the Plan was amended to increase the employer matching contribution rate so that the Company matches 100% of the participant's contribution up to 3% of the participant's compensation for such payroll period, and 50% of the participant's contribution in excess of 3% of the participant's compensation for such payroll period, up to a maximum total matching contribution of 4.5% of the participant's compensation.

      Each participant has at all times a 100% nonforfeitable interest in the participant's contributions and earnings attributable thereto. Contributions by the Company and earnings thereon during the two years ended December 31, 2000 vested according to the following schedule:

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 and 1999 (Continued)
--------------------------------------------------------------------------------


              Years of Service                      Vested Percentage
              ----------------                      -----------------

              1 year but less than 2 years                 20%
              2 years but less than 3 years                40
              3 years but less than 4 years                60
              4 years but less than 5 years                80
              5 years or more                             100

      Effective January 1, 2001, the Plan was amended to provide that Company matching contributions allocated with respect to participation in plan years beginning after December 31, 2000 shall be fully and immediately vested. The applicable vesting schedule under the Plan for Company matching contributions allocated with respect to participation in plan years ending before January 1, 2001 was not affected by this Plan amendment.

      For employees hired on or before January 15, 1999, the Company contributed cash to purchase 10 shares of the Company's Class A Special Common Stock for the account of each newly eligible participant. These contributions were recorded at the market value of the shares at the date contributed. Effective for employees hired after January 15, 1999, the Company discontinued such contributions to the accounts of newly eligible participants.

      Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the trustee of the Plan (the "Trustee") of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options (see Note
      3). The Trustee pays benefits and expenses upon the written direction of the Plan Administrator.

      Amounts contributed by the Company which are forfeited by participants as a result of the participants' separation from service prior to becoming 100% vested may be used to reduce the Company's required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant's compensation for that Plan year bears to the compensation for all such participants for the Plan year.

      Any participant who has a separation from service for any reason except death, disability or attainment of age 65 shall be entitled to receive his/her vested account balance. Upon death, disability or attainment of age 65, a participant's account becomes fully vested in all Company contributions regardless of the participant's years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant's separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, an annuity, installments over a period of time, any combination of the foregoing or a rollover into another qualified plan.

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant's account balance will become fully vested.

      Rollover of Assets from Merged Plans (see Note 9)
      -------------------------------------------------

      Effective April 1, 1999, pursuant to the Company's acquisition of assets associated with the operation of certain cable systems of Marcus Cable Operating Company, L.P. and Marcus Cable of Delaware and Maryland, L.P. ("Marcus"), the Compensation Committee of the Board of Directors of the Company resolved to merge the Marcus Cable Operating Company, L.P. 401(k) Plan (the "Marcus Plan") with and into the Plan. Effective on the merger date, the assets and liabilities of the Marcus Plan became assets and liabilities of the Plan. The transfer is included in the accompanying statement of changes in net assets available for benefits as "Rollovers from merged plans" and approximated $213,000.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 and 1999 (Continued)
--------------------------------------------------------------------------------


      Effective October 1, 1999, pursuant to the Company's acquisition of a controlling interest in Jones Intercable, Inc. ("Jones") on April 7, 1999, the Compensation Committee of the Board of Directors of the Company
      resolved to merge the Jones Intercable, Inc. Et Al Profit Sharing/Retirement Plan and the Jones Intercable, Inc. Et Al Defined Contribution Transfer Plan (the "Jones Plans") with and into the Plan. Effective on the merger date, the assets and liabilities of the Jones Plans became assets and liabilities of the Plan. The transfer is included in the accompanying statement of changes in net assets available for benefits as "Rollovers from merged plans" and approximated $53,041,000.

      Effective November 1, 1999, pursuant to the Company's acquisition of Greater Philadelphia Cablevision, Inc. from Greater Media, Inc., the Compensation Committee of the Board of Directors of the Company resolved to merge the Greater Media, Inc. 401(k) Plan (the "Greater Media Plan") with and into the Plan. Effective on the merger date, the assets and liabilities of the Greater Media Plan became assets and liabilities of the Plan. The transfer is included in the accompanying statement of changes in net assets available for benefits as "Rollovers from merged plans" and approximated $1,379,000.

      Effective May 1, 2000, pursuant to the Company's acquisition of assets of Garden State Cablevision, L.P., the Compensation Committee of the Board of Directors of the Company resolved to merge the Garden State Cablevision Retirement-Investment Plan (the "GSCTV Plan") with and into the Plan. Effective on the merger date, the assets and liabilities of the GSCTV Plan became assets and liabilities of the Plan. The transfer is included in the accompanying statement of changes in net assets available for benefits as "Rollovers from merged plans" and approximated $11,571,000.

      Effective August 1, 2000, pursuant to the Company's acquisition of assets of Prime Communications--Potomac LLC, the Compensation Committee of the Board of Directors of the Company resolved to merge the Prime Communications--Potomac LLC 401(k) Retirement & Savings Plan and the Prime Cable 401(k) Savings and Security Plan (the "Prime Plans") with and into the Plan. Effective on the merger date, the assets and liabilities of the Prime Plans became assets and liabilities of the Plan. The transfer is included in the accompanying statement of changes in net assets available for benefits as "Rollovers from merged plans" and approximated $5,727,000.

      Removal and Appointment of Trustee
      ----------------------------------

      Effective April 1, 1999, State Street Bank and Trust Company was removed as Trustee of the trust established under the Plan and Putnam Fiduciary Trust Company, a Massachusetts trust company, was appointed Trustee of the trust established under the Plan. Concurrent with the change in Trustee, several mutual funds previously provided as investment funds under the Plan were eliminated and several new mutual funds with similar investment strategies were added.

3.    INVESTMENT OPTIONS (see Note 9)

      Upon enrollment in the Plan, a participant may direct employee contributions and employer contributions (if applicable) in whole percentage increments among one or more of the funds listed below. A brief summary of each fund, as described in each fund's prospectus (where applicable), is as follows:

      a. Dodge and Cox Balanced Fund - The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income. The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed income securities. In selecting equity investments, the Fund invests in companies that, in the Fund's opinion, appear to be temporarily undervalued by the stock market and have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Companies are also selected with an emphasis on financial strength and sound economic condition. The returns on these investments vary as the stock and bond markets fluctuate and there is no guarantee of principal or rate of return.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 and 1999 (Continued)
--------------------------------------------------------------------------------


      b. Putnam Investors Fund - The Fund seeks long-term growth of capital and any increased income that results from this growth. The Fund invests mainly in common stocks of United States companies, with a focus on growth stocks. Growth stocks are issued by companies that the Fund believes are fast-growing and whose earnings the Fund believes are likely to increase over time. Growth in earnings may lead to an increase in the price of the stock. The Fund invests mainly in large companies. The return of the Fund varies as the stock markets fluctuate and there is no guarantee of principal or rate of return.

      c. Putnam New Opportunities Fund - The Fund seeks long-term capital appreciation. The Fund invests mainly in common stocks of United States companies, with a focus on growth stocks in sectors of the economy that the Fund believes have high growth potential. Growth stocks are issued by companies that the Fund believes are fast-growing and whose earnings the Fund believes are likely to increase over time. Growth in earnings may lead to an increase in the price of the stock. The growth sectors emphasized include communications, media/ entertainment, medical technology/cost containment, industrial and environmental services, applied/advanced technology, financial services, consumer products and services and business services. The Fund may invest in companies of any size. The return on the Fund varies as the stock markets fluctuate and there is no guarantee of principal or rate of return.

      d. Putnam International Growth Fund - The Fund seeks capital appreciation. The Fund invests mainly in common stocks of companies outside the United States. The Fund first selects the countries and industries it believes are attractive, then looks for companies that it believes have favorable investment potential. For example, the Fund may purchase stocks of companies with stock prices that reflect a value lower than that which the Fund places on the company. The Fund also considers other factors it believes will cause the stock price to rise. The Fund invests mainly in mid-sized and large companies, although it can invest in companies of any size. Although the Fund emphasizes investments in developed countries, it may also invest in companies located in developing (also known as emerging) markets. The return of the Fund varies as the stock markets fluctuate and there is no guarantee of principal or rate of return.

      e. Vanguard Windsor II Fund - The Fund seeks to provide long-term growth of capital. As a secondary objective, the Fund seeks to provide some dividend income. The Fund invests primarily in large and medium-sized companies whose stocks are considered by the Fund to be undervalued. Such stocks, called "value" stocks, often are out of favor in periods when investors are drawn to companies with strong prospects for growth. The price of value stocks, therefore, may be below average in comparison with such fundamental factors as earnings, revenue and book value. In addition, value stocks often provide an above-average dividend yield.

      f. Putnam S&P 500 Index Fund - The Fund seeks to achieve a return, before the assessment of any fees, that closely approximates the return of the Standard & Poor's 500 Composite Stock Price Index (the "Index"), a common measure of United States market performance. The Fund will invest primarily in the securities that constitute the Index, either directly or through the purchase of shares of collective investment trusts having investment objectives similar to that of the Fund. The Index is a broad market-weighted composite of 500 selected common stocks, most of which are listed on the New York Stock Exchange. Except as set forth below, the Fund attempts to be fully invested at all times in the stocks that compose the Index either directly or through collective investment trusts. However, it is not anticipated that the Fund's portfolio will duplicate the Index exactly. To maintain adequate liquidity, the Fund may invest a small portion of its assets in high-quality money market instruments and in money market funds that invest exclusively in high-quality money market instruments. To manage transaction costs and minimize tracking errors between the Fund and the Index, the Fund may invest in exchange-traded stock index futures contracts. To earn additional income, the Fund (or collective trust in which it invests) may lend securities to other financial institutions on a collateralized basis. Any income will be net of fees. Securities lending is subject to certain risks. The return of the Fund varies as the stock markets fluctuate and there is no guarantee of principal or rate of return.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 and 1999 (Continued)
--------------------------------------------------------------------------------


      g. Comcast Corporation Stock Fund - The assets of the Comcast Corporation Stock Fund are invested in the Company's Class A Special Common Stock. The Fund purchases the stock at prevailing rates in the open market and, in the normal course of business, sells such stock to meet the distribution requirements of the Plan. The value of the Fund fluctuates and there is no guarantee of principal or rate of return.

      h. Comcast Stable Value Fund - The Fund emphasizes stability of principal while seeking to earn a competitive rate of return. The Fund invests in investment contracts issued by insurance companies, banks and other financial institutions. The Fund may also invest in security-backed investment contracts that consist of one or more fixed-income securities and a wrap contract issued by an insurance company, bank or other financial institution. The wrap contract provides book-value liquidity for benefit payments and offers enhanced diversification. The interest rates credited under security-backed investment contracts may vary based on the performance of the specific securities and withdrawal experience.

      i. Jones Intercable Stock Fund - The Jones Intercable Stock Fund was a former fund of the Jones Intercable, Inc. Et Al Profit Sharing/Retirement Plan and became an investment fund of the Plan when the Jones Plans were merged with and into the Plan (see Note 2). The assets of the Fund were invested in Jones' Class A Common Stock. The Fund was frozen effective on the merger date, and no purchases of the Jones Class A Common Stock were subsequently made. The Fund sold such stock in the normal course of business to meet the distribution requirements of the Plan. On March 2, 2000, the shareholders of Jones approved a merger pursuant to which the Company acquired all of the remaining shares of Jones not then owned by the Company. As a result, Jones was merged with and into Comcast JOIN Holdings, Inc., a wholly-owned subsidiary of the Company, on that date and Jones common stock ceased to be publicly-traded. Each former Jones stockholder received 1.4 shares of Comcast Class A Special Common Stock for each share of Jones common stock. Each share of Jones Class A Common Stock invested in the Jones Intercable Stock Fund was converted into 1.4 shares of the Company's Class A Special Common Stock and invested in the Comcast Corporation Stock Fund.

      The selection of investments from the options listed above is the sole responsibility of each participant. Each participant assumes all risks connected with any decrease in the market value of any securities in these funds, and such funds are the sole source of payments under the Plan. If no investment direction is made by a participant, the participant's account is invested in the Comcast Stable Value Fund at the direction of the Plan Administrator.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 and 1999 (Continued)
--------------------------------------------------------------------------------


4.    INVESTMENTS

      The Plan's investments, including cash and participant loans, are held by a trust fund and are presented in the following table. Investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000 are separately identified (number of units/shares are rounded to the nearest whole unit or share).


                                                                    December 31, 2001
                                                       -------------------------------------------
                                                          Number of
                                                         Units/Shares                   Amount
                                                      ------------------            --------------
Mutual Funds (at fair value)
    Dodge and Cox Balanced Fund                             618,836  units            $ 40,484,257
    Putnam Investors Fund                                 3,512,396  units              40,954,541
    Putnam New Opportunities Fund                           428,894  units              17,996,395
    Putnam International Growth Fund                        722,638  units              14,416,635
    Vanguard Windsor II Fund                                639,266  units              16,358,805
    Putnam S&P 500 Index Fund                               750,368  units              20,897,741
                                                                                    --------------
                                                                                       151,108,374
                                                                                    --------------
Comcast Corporation Stock Fund (at fair value)
    Class A Special Common Stock                          2,994,708  shares            107,809,475
    Cash                                                                                     1,171
                                                                                    --------------
                                                                                       107,810,646
                                                                                    --------------

Comcast Stable Value Fund (at contract value)
    The Putnam Stable Value Fund                         52,183,465  units              52,183,465
    Other investment contracts                           14,896,352  units              14,896,352
                                                                                    --------------
                                                                                        67,079,817
                                                                                    --------------

Participant Loan Fund (at cost)
    (interest rates from 6.00% to 11.00%;
    maturities from 2002 to 2010)                                                       10,308,475
                                                                                    --------------
                                                                                      $336,307,312
                                                                                    ==============

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 and 1999 (Continued)
--------------------------------------------------------------------------------


                                                                    December 31, 2000
                                                       -------------------------------------------
                                                          Number of
                                                         Units/Shares                   Amount
                                                      ------------------            --------------
Mutual Funds (at fair value)
    Dodge and Cox Balanced Fund                             481,899  units            $ 30,562,037
    Putnam Investors Fund                                 3,521,321  units              54,474,835
    Putnam New Opportunities Fund                           314,337  units              18,816,193
    Putnam International Growth Fund                        648,560  units              16,084,287
    Vanguard Windsor II Fund                                450,509  units              12,253,847
    Putnam S&P 500 Index Fund                               612,289  units              19,397,329
                                                                                    --------------
                                                                                       151,588,528
                                                                                    --------------
Comcast Corporation Stock Fund (at fair value)
    Class A Special Common Stock                          3,091,635  shares            129,075,764
    Cash                                                                                   777,957
                                                                                    --------------
                                                                                       129,853,721
                                                                                    --------------

Comcast Stable Value Fund (at contract value)
    The Putnam Stable Value Fund                         32,367,133  units              32,367,133
    Other investment contracts                           23,894,778  units              23,894,778
                                                                                    --------------
                                                                                        56,261,911
                                                                                    --------------

Participant Loan Fund (at cost)
    (interest rates from 6.28% to 11.00%;
    maturities from 2001 to 2010)                                                        9,620,740
                                                                                    --------------
                                                                                      $347,324,900
                                                                                    ==============

      The fair value of assets included in the Comcast Stable Value Fund was $67,456,556 and $56,936,205 as of December 31, 2001 and 2000,
      respectively. The average yield of investment contracts held as of December 31, 2001 and 2000 was 5.48% and 6.41%, respectively. The average yield on investment contracts for the years ended December 31, 2001 and 2000 was 5.80% and 6.11%, respectively.

5.    PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

      A participant may borrow from his/her Plan account subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service ("IRS") and the Department of Labor. In general, a participant may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant's nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Administrator. The maximum term of a loan made pursuant to the Plan is five years (loans with terms of greater than five years exist under the Plan as a result of rollovers from merged plans). Interest accrues at a rate charged by commercial lenders for comparable loans on the date the loan application is approved. Loan transactions are treated as a transfer from (to) the investment fund to (from) the participant loan fund.

      A participant may withdraw all or a portion of his/her benefits derived from salary reduction, rollovers or the vested portion of pre-January 1, 2001 employer contributions, and earnings thereon, on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant's elective contributions are suspended for twelve full calendar months (see Note 9).

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 and 1999 (Concluded)
--------------------------------------------------------------------------------


6.    ADMINISTRATION OF THE PLAN

      The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

7.    FEDERAL TAX CONSIDERATIONS

      a. Income Tax Status of the Plan - The Plan received a determination letter dated December 19, 1995 in which the IRS stated that the Plan, as amended and restated effective January 1, 1993, is qualified and that the trust established under the Plan is tax-exempt. The Plan has been amended since receiving the determination letter (see Notes 2 and 9). A request for an updated determination letter, which considers the 2002 amendments, was filed with the IRS on February 27, 2002. The
         Company believes that the Plan continues to comply in form and operation with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2001. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      b. Impact on Plan Participants - Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

8.    AGREEMENT AND PLAN OF MERGER WITH AT&T BROADBAND

      On December 19, 2001, the Company entered into an Agreement and Plan of Merger with AT&T Corp. ("AT&T") pursuant to which the Company agreed to a transaction which will result in the combination of the Company and a holding company of AT&T's broadband business. Upon the closing of the transaction, shareholders of the Company will become shareholders of the combined company, AT&T Comcast Corporation. The transaction is subject to customary closing conditions and shareholder, regulatory and other approvals. The company expects to close the transaction by the end of 2002.

9.    SUBSEQUENT EVENTS

      Effective January 1, 2002, the Plan was amended such that the suspension period following a hardship withdrawal was reduced from twelve months to six months.

      Effective April 1, 2002, pursuant to the Company's acquisition of Lenfest Communications, Inc. in 2000, the Compensation Committee of the Board of Directors of the Company resolved to merge the Lenfest Group Retirement Plan (the "Lenfest Plan") with and into the Plan. Effective May 1, 2002, the assets and liabilities of the Lenfest Plan became assets and liabilities of the Plan. The transfer approximated $7,565,000.

      On April 19, 2002, the Investment  Management  Committee for the Plan (the
      "Committee"),   which  monitors  the   performance  of  funds  offered  to
      participants, approved the following to be effective July 1, 2002:

      a. the addition of the PIMCO Total Return Institutional Fund (a "core bond" fund) and the Ariel Fund (a "small cap value" fund).

      b. the freezing of the Putnam Investors Fund, a fund deemed by the Committee to be under-performing, and the addition of the Harbor Capital Appreciation Fund (a "large cap growth" fund) to replace it. Any existing investment election directed to the Putnam Investors Fund will be automatically invested in the Harbor Capital Appreciation Fund.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN
----------------------------------------------

SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
--------------------------------------------------------------------------------


                                                                                             FEIN #23-1709202
                                                                                             PLAN #001


                                                                             Description of
                                                                              Investment,
                             Identity of                                   Including Maturity          Fair or
                       Issue, Borrower, Lessor                          Date, Rate of Interest,       Contract
                           or Similar Party                              Par or Maturity Value          Value
---------------------------------------------------------------------- --------------------------  ---------------

Mutual Funds (at fair value)
     Dodge and Cox Balanced Fund                                                   618,836 units      $ 40,484,257
     Putnam Investors Fund                                                       3,512,396 units        40,954,541
     Putnam New Opportunities Fund                                                 428,894 units        17,996,395
     Putnam International Growth Fund                                              722,638 units        14,416,635
     Vanguard Windsor II Fund                                                      639,266 units        16,358,805
     Putnam S&P 500 Index Fund                                                     750,368 units        20,897,741
                                                                                                   ---------------
                                                                                                       151,108,374
                                                                                                   ---------------

Comcast Corporation* Stock Fund (at fair value)
     Class A Special Common Stock                                                2,994,708 shares      107,809,475
     Cash                                                                                                    1,171
                                                                                                   ---------------
                                                                                                       107,810,646
                                                                                                   ---------------

Comcast Stable Value Fund (at contract value)
     The Putnam Stable Value Fund                                               52,183,465 units        52,183,465
                                                                                                   ---------------

     Traditional Investment Contracts
       GE Life & Annuity Assurance Co.; 12/16/02 Maturity; 6.00%                1,257,448  units         1,257,448
       John Hancock Life Insurance Co.; 11/22/02 Maturity; 4.60%                1,505,370  units         1,505,370
       Ohio National Life Insurance Co.; 3/14/03 Maturity; 6.26%                 1,267,930 units         1,267,930
       Pacific Life Insurance Co.; 4/15/03 Maturity; 5.15%                       2,352,025 units         2,352,025
       Principal Life Insurance Co.; 5/15/03 Maturity; 5.45%                     1,774,011 units         1,774,011
       SAFECO; 9/16/02 Maturity; 6.93%                                             703,248 units           703,248
                                                                                                   ---------------
                                                                                                         8,860,032
                                                                                                   ---------------

     Security-Backed Investment Contracts
       Bankers Trust; 9/15/02 Maturity; 6.42%                                      943,032 units           943,032
       Westdeutsche Landesbank; 2/25/03 Maturity; 6.42%                            986,896 units           986,896
       Westdeutsche Landesbank; 9/7/03 Maturity; 6.72%                           2,013,464 units         2,013,464
       Westdeutsche Landesbank; 9/15/02 Maturity; 6.83%                          2,092,928 units         2,092,928
                                                                                                   ---------------
                                                                                                         6,036,320
                                                                                                   ---------------

                                                                                                        67,079,817
                                                                                                   ---------------

Participant Loan Fund (at cost, which  approximates  fair value) (Interest rates from 6.00% to 11.00%;
     maturities from 2002 to 2010)                                                                      10,308,475
                                                                                                   ---------------
                                                                                                      $336,307,312
                                                                                                   ===============

* Represents a party-in-interest to the Plan.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-63223 of Comcast Corporation on Form S-8 of our report dated June 24, 2002 appearing in this Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan for the year ended December 31, 2001.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 26, 2002

                                    SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                             THE COMCAST CORPORATION
                                              RETIREMENT-INVESTMENT PLAN


                                             By:  Comcast Corporation
                                                  Plan Administrator


June 26, 2002                                By:  /s/ Lawrence J. Salva
                                                  ------------------------------
                                                  Lawrence J. Salva
                                                  Senior Vice President and
                                                  Chief Accounting Officer